Exhibit 99-1

AMERICAN REPROGRAPHICS COMPANY FILES FORM 10-Q

~ COMPANY BOOKS ONE-TIME NON-RECURRING CHARGE IN
SECOND QUARTER AS LITIGATION RESERVE ~

GLENDALE, California (August 14, 2006) - American Reprographics Company (NYSE: ARP), the nation’s leading provider of reprographics services and technology today filed its 10-Q for the quarter ended June 30, 2006 with the Securities and Exchange Commission. In the filing the Company reported that, in accordance with generally accepted accounting principles (GAAP), it has taken a one-time, non-recurring charge of $13.5 million in the second quarter as a reserve against a possible adverse outcome in the appeal of the previously disclosed Louis Frey bankruptcy litigation.

The financial statements reported in the Company’s quarterly report on Form 10-Q reflect changes from the information the Company furnished in its earnings release originally announced on August 3, 2006. The litigation charge of $13.54 million includes an $11.26 million litigation reserve and $2.28 million in interest. The litigation reserve is offset by a corresponding tax benefit of $5.42 million and reduces net income by $8.12 million for the six months ended June 30, 2006.

ARC continues to believe its position is meritorious, and it remains committed to vigorously defending its position through the appellate process.

About American Reprographics Company

American Reprographics Company is the leading reprographics company in the United States providing business-to-business document management services to the architectural, engineering and construction, or AEC industries. The Company provides these services to companies in non-AEC industries, such as technology, financial services, retail, entertainment, and food and hospitality, which also require sophisticated document management services. American Reprographics Company provides its core services through its suite of reprographics technology products, a network of more than 200 locally-branded reprographics service centers across the U.S., and on-site at their customers’ locations. The Company’s service centers are arranged in a hub and satellite structure and are digitally connected as a cohesive network, allowing the provision of services both locally and nationally to more than 73,000 active customers.

Contacts:

David Stickney	Jason Golz
VP of Corporate Communications	Financial Dynamics
Phone: 925-949-5100	Phone: 415-439-4532
Email: dstickney@e-arc.com	Email: jgolz@fd-us.com